Dynamic Nutra Enterprises Holdings, Inc.
3929 Browning Place
Raleigh, North Carolina 27609

February 2, 2012

U.S. Securities & Exchange Commission
Office of Small Business
100 F Street, NE
Washington, D.C. 20549

Re:	Dynamic Nutra Enterprises Holdings, Inc.
File No. 333-176587

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form S-1, File No. 333-176587, to 4:30 P.M. Eastern Standard Time on February 6, 2012, or as soon as practicable thereafter.

We are also aware that:

•                  Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                 The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DYNAMIC NUTRA ENTERPRISES HOLDINGS, INC.

Sincerely,

By:	/s/ Donna Cashwell
Donna Cashwell Chief Executive Officer